FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from October 1, 2017 to October 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 13, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from October 1, 2017 to October 31, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on November 13, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of October 31, 2017

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2017) (Period of repurchase: from May 17, 2017 to March 30, 2018 (excluding the ten business days following the announcement of each quarterly financial results))		100,000,000	80,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) October 2 October 3 October 4 October 5 October 6 October 10 October 11 October 12 October 13 October 16 October 17 October 18 October 19 October 20 October 23	2,672,100 2,632,300 2,845,000 2,845,000 2,845,000 2,412,000 2,572,000 2,572,000 2,502,000 2,469,300 2,016,000 1,956,000 2,016,000 1,759,100 1,658,500	1,688,543,770

1,665,410,670

1,806,303,900

1,809,193,110

1,834,692,690

1,525,131,300

1,632,448,770

1,655,989,690

1,609,715,480

1,626,081,050

1,326,339,070

1,284,541,010

1,335,380,900

1,151,343,080

1,102,061,560

Total	—	35,772,300	23,053,176,050

Aggregate shares repurchased as of the end of this reporting month		100,000,000	62,349,404,990

Progress of share repurchase (%)	100.0		77.9
		as of October 31, 2017
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 30, 2017) (Period of repurchase: from November 15, 2017 to March 30, 2018 (excluding the ten business days following the announcement of each quarterly financial results))		70,000,000	50,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	0	0

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month		0	0

Progress of share repurchase (%)		0.0	0.0

2.	Status of disposition

as of October 31, 2017

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

October 2

October 3

October 4

October 5

October 6

October 10

October 11

October 12

October 13

October 16

October 17

October 18

October 19

October 20

October 23

October 24

October 25

October 26

October 27

October 30

October 31

114,800 298,200 6,000 13,100 43,600 23,500 34,500 19,000 9,000 3,500 20,800 4,000 14,000 20,000 90,800 614,600 151,500 228,700 63,400 25,300 13,000	15,211,800

6,584,200

2,844,000

4,743,100

3,125,600

1,915,500

14,598,000

4,276,000

3,389,000

774,500

6,169,800

1,896,000

6,461,000

9,305,000

6,307,800

3,575,600

2,989,500

9,825,700

14,160,400

9,404,900

6,162,000

Subtotal	—	1,811,300	133,719,400

Total	—	1,811,300	133,719,400

3.	Status of shares held in treasury

as of October 31, 2017

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	370,043,353